UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

March 4, 2011 (April 19, 2010)
DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)



COMPETITIVE TECHNOLOGIES, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE
(STATE OR OTHER JURISDICTION OF INCORPORATION)

1-8696	36-2664428
(COMMISSION FILE NUMBER)	(IRS EMPLOYER IDENTIFICATION NO.)

1375 Kings Highway East, Fairfield, Connecticut 06824
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)(ZIP CODE)

(203) 368-6044
Registrant's telephone number, including area code:

777 Commerce Drive, Fairfield, Connecticut 06825
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Securities Holders.

On April 19, 2010, Competitive Technologies, Inc. (the "Company") held its annual meeting of shareholders. At the meeting, the following issues were submitted to a vote:

Election of Directors

Joel M. Evans, M.D., Richard D. Hornidge, Jr., Rustin Howard, John B. Nano and William L. Reali were nominated to be reelected as the directors of the Company. Votes were as follows:

	For	Withheld
Joel M. Evans, M.D.	5,031,303	884,104
Richard D. Hornidge, Jr.	5,658,657	256,750
Rustin Howard	5,654,407	261,000
John B. Nano	4,841,219	1,074,188
William L. Reali	5,146,053	769,354

Directors Broker Non-Vote: 3,219,258

Ratification of Auditors

The shareholders voted for the ratification of MHM Mahoney Cohen CPAs as the Company's independent registered public accounting firm. Votes were as follows:

For	Against	Abstain
9,060,625	30,256	43,784

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPETITIVE TECHNOLOGIES, INC.
(Registrant)

Dated: March 4, 2011   By: /s/ Johnnie D. Johnson
                                        Johnnie D. Johnson
                                        Chief Executive Officer